NANO DIMENSION™
3D PRINTED ELECTRONICS

NASDAQ / TASE : NNDM
www.nano-di.com

March 2017


NANO DIMENSION
Dragonfly

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements when we discuss the market potential of our products, the anticipated timeline of anticipated sales and revenues and additional opportunities for our products, including bio-printing of stem cells. In addition, while we have had more than 3,500 entities join our waitlist for information about our DragonFly™ 2020 3D Printer, we cannot guarantee that any of the entities will ultimately purchase our printer. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC"), including, but not limited to, the risks detailed in the Company's annual report for the year ended December 31, 2016, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

NANODIMENSION
3D PRINTED ELECTRONICS



NANO DIMENSION

VISION

Revolutionizing the way electronics are made with 3D Printing

MISSION

3D printer for multilayer PCBs

Advanced nanotechnology-based conductive and dielectric inks

Company Overview


Dragonfly

- Founded - 2012, NASDAQ / TASE listed (NNDM)
- 90+ employees
- Primary industry - 3D printed electronics
- Sales and Beta testing - Printers delivered in USA, Germany and Israel
- Manufacturing agreement with Flextronics
- Nano-inks production facility currently under construction
- Distribution and collaboration agreement in the Bay Area

Financial


NNDM
ADS
NASDAQ
$ 9
$ 9.5
$ 8
$ 7.5
$ 7
$ 6.5
$ 6
$ 5.5
Mar 16
Apr 16
May 16
Jun 16
Jul 16
Aug 16
Sep 16
Oct 16
Nov 16
Dec 16
Jun 17
Feb 17

- NASDAQ, TASE: NNDM (ADR level 3, ratio: 1:5)
- March 7, 2016 commenced trading on NASDAQ
- Q3 2016: US Public Issuance, 1.85M ADSs, $6.5 per ADS
- Market Cap **: $65M
- Shares outstanding *: 49.6M (equivalent to 9.9M ADS), Free float: ≈68%
- Cash *: $12.4M, no debt
- Total funding to date: $33M


32%
68%
Interested Parties*
Float
Interested parties holdings

* As of December 31, 2016
** As of March 1, 2017

Company Highlights



- Well positioned to disrupt the Electronics industry for the growing ~$70B PCB market *:
  - Proprietary technology enables PCB prototypes in hours instead of weeks
  - Protects IP by keeping prototyping in-house
- Strong IP strategy protecting print process, materials and software
- Highly experienced management team in technology and 3D printing space
- Razor/razor blade revenue model
- Awards: Gartner 'Cool Vendor' in 3D Printing 2016, Europe 2015 Award for Best Development in 3D Printing Equipment, TÜV SÜD Innovation 2016

* Source: BPA Consulting Lucintel

The PCB Prototyping Challenge

Design file sent to 3rd party manufacturer

- Several weeks
- Slow time-to-market

Nano Dimension's 3D PCB Solution

3D printer:
In-house rapid prototyping

Hours!

- Faster time-to-market
- Freedom to innovate
- Protect IP

PCB Prototyping Survey

Do you use short-run, low-volume external PCB prototyping services?


N=1577
10%
90%
Yes
No

How much do you typically spend on PCB prototypes each year?


N=1514
14%
17%
69%
<$ 50K
$50k - $100k
$100k +

Do the PCBs you use have high layer counts?


N=1577
34%
66%
Yes
No

Do you worry about IP security when sending designs to a 3rd party?


N=1577
35%
65%
Yes
No

Source: * Nano Dimension Printer Readiness Survey, as of March 5, 2017

Large and Growing Market for PCB Prototyping

- Nano Dimension addresses multi-billion dollar market for PCB prototypes and 3D circuitry *
- Unmatched enterprise level 3D printer for production of complex multilayer PCBs for rapid prototyping
- Solution replaces traditional prototyping alternatives
- 90% of PCBs now manufactured in Asia


$74B**
2017
$62B**
2013
$35B***
2006

Global PCB market

Source: * Nano Dimension | ** BPA Consulting Lucintel | *** TTM Technologies

Electric Circuits (PCBs) Everywhere

Growing Opportunities in a Diverse Set of Industries

- Consumer Electronics & IoT
- Automotive & Industrial
- Telecom
- Medical Devices
- Defense
- Aviation & Aerospace



Positive Market Response



- 6 beta customers provide positive feedback
- 3,500+ entities have joined our info waitlist for DragonFly™ 3D Printer
- 60+ NDAs have been signed to facilitate collaboration and evaluation

IoT Agenda — *" The only PCB printer truly working in 3D today, Gartner's Freeman said, is the DragonFly 2020, made by Israeli company Nano Dimension "*

3D Printing Industry — *" The next generation of printers will enable some remarkable applications. Perhaps, Nano Dimension 3D printers might well be one of the tools behind such future innovations "*

Engineering.com — *" With the DragonFly platform, Nano Dimension is bringing innovation both to the worlds of PCB production and 3D printing "*

Gartner — *" Nano Dimension's 3D printer overhauls the ways electronic product development teams work "*



TECHNOLOGICAL EDGE

Integrating high resolution inkjet and advanced nano inks

High Performance
Nano Inks


NANODIMENSION

Advanced
3D Printing

Nano Dimension's IP


Winner
Best Development in
3D Printing Equipment

21 Patents / Patent Applications:

- 3 patent families - Conductive inks, Prof. Magdassi, Hebrew University
- 17 patents - System, printing process, software, materials, design
- 1 patent - 3D printing of bio-inks

Additional IP:

- Nickel nanoparticles, collaboration with Prof. Markovich, Tel Aviv University
- Developing nano copper ink

Future Roadmap

Progress Toward More Advanced Solutions and Additional Markets

Current System

Prototyping

3D PCB Printer for fast prototyping



Future

Speed	Unique technologies for jetting, curing etc.	Industrial production throughput potential
Scale	Larger objects Higher resolution traces	Meeting the needs of additional market segments
Materials	Broaden materials portfolio, functional inks	Applications to print electrical components: resistors, capacitors, transistors

DragonFly™ 2020 3D Printer Benefits

3D print multilayer PCB prototypes


NANO
DIMENSION
Dragonfly

- Speed
- Reliability
- Conductivity
- Multi-material
- Scalability
- High resolution
- New geometries
- Mechanical strength
- Reflow solderability

Competitive Landscape

Nano Dimension is a pioneer in the space and to our knowledge has no direct competition

Major 3D Printed Electronics Platforms	
AgIC | agic.cc	Special conductive ink cartridges work in home inkjet printers. Can also make traces with special conductive pen. Prints on special paper.
BotFactory | botfactory.com	Squink prints, 10 mil traces, picks and places parts, using swappable print and vacuum heads. Includes the multilayer upgrade to print multilayered circuits.
HP | HP.com	HP has announced plans to print embedded circuits.
Optomec | optomec.com	Aerosol Jet printer can deliver conductive and semiconductor materials on 3D surfaces, features down to 10 µm thicknesses of nanometers.
Voltera | voltera.io	V- One extrudes paste to print two-layer FR4 boards, 8-mil traces, reflow solders on the printer bed.
Voxel8 | voxel8.co	9.8-mil traces on PLA using pneumatic direct-write fabrication, kinematic coupled print-head bed.
Xerox | Xerox.com	Xerox announced that this is a high-growth potential market and that they are developing 3D Printed Electronics.

Sources: Power Electronics Tips, Nov 13, 2015: http://www.powerelectronictips.com/your-next-circuit-design-could-be-fabricated-on-a-printer/ , HP.com: http://www8.hp.com/us/en/printers/3d-printers.html
Updated to the best of our knowledge on November 1, 2016

Next Generation Technology New Solutions

- Combine Electronic Components within PCBs as part of the Printing Process
- 3D printing of rigid PCB series combined with flexible conductive connectors
- Nano-copper ink
- 3D printing of ceramic materials- in collaboration with the Israeli Ministry of Defense
- Bio-printing



New Horizons - 3D Bio-printing of Cells and Tissues


Image: www.intermedline.com
Intended for illustrative purposes only

- Nano Dimension to establish a subsidiary for Bio-printing to focus on kidney diseases
- The subsidiary will seek separate funding, distinct from Nano Dimension's activity in the field of printed electronics
- Successfully 3D printed viable stem cell based tissue in a series of preliminary tests
- Precise multimaterial printing technologies also suit other domains
- Rapid 3D Bio-printing of cells, tissues and organoids can play a significant role in drug discovery and screening

Management Team



Amit Dror

CEO and Co-Founder

Vast experience in project leadership and fundraising as CEO. Business development and technology management: 8200, ECI, Comverse, Eternegy, M&H Distillery. Merage Institute Graduate. Often presenting NNDM in US investors conferences.



Sharon Fima

CTO and Co-Founder

14 years at HP Indigo and leading printing companies. Advanced R&D knowledge and skills related to InkJet technology, 3D printer production and Nano-silver ink. Printed electronics expert.



Dagi Ben-Noon

COO and Co-Founder

Experienced mechanical engineer: Military communications, plastics, medical devices and more, from development stage through to mass production. BSc. Mechanical Eng.

(Ben-Gurion University)



Simon Fried

CBO and Co-Founder

14 years strategy & marketing consultant to leading multinationals (B2B/C), start-up advisor. MBA (HEC/Bocconi), MSc. Behavioral Econ. (Oxford), BSc. Risk & Choice

Board and Advisory



Itschak Shrem

Chairman of the Board

40+ years of experience as founder of several VC funds, including the first Israeli VC and director in public companies. Founder and chairman of a $1B hedge fund. Graduated companies from venture to exit.



Ofir Baharav

Director

Extensive experience in 3D printing technology and working with the venture capital community in Silicon Valley.



Prof.
Shlomo Magdassi

Advisory Board

Institute of Chemistry and the Center for Nanoscience and Nanotechnology at the Hebrew University, Israel.



Zeev Bregman

Advisory Board

Former CEO of Nice Systems and Comverse.

Other board of directors and advisory members:

Amit Dror, Simon Fried, Sharon Fima, Dagi Ben-Noon, Irit Ben-Ami, Roni Kleinfeld, Abraham Nahmias, Zvi Yemini, Eli Yoresh, Yoel Yogev, Ilan Atias.

NANO DIMENSION
3D PRINTED ELECTRONICS

THANK YOU

